                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                    CHELSEA THERAPEUTICS INTERNATIONAL, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    163428105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 13, 2006
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              |_| Rule 13d-1(b)
              |X| Rule 13d-1(c)
              |_| Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 163428105
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         HealthCor Management, L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

   1     20-2893681
-------- -----------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
   2                                                                    (b) |X|
-------- -----------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
   4
-------- -----------------------------------------------------------------------
                               SOLE VOTING POWER

  NUMBER OF               5    0
    SHARES              ------ -------------------------------------------------
 BENEFICIALLY                  SHARED VOTING POWER
   OWNED BY
     EACH                 6    2,307,500
   REPORTING            ------ -------------------------------------------------
    PERSON                     SOLE DISPOSITIVE POWER
     WITH
                          7    0
                        ------ -------------------------------------------------
                               SHARED DISPOSITIVE POWER

                          8    2,307,500
--------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     2,307,500
-------- -----------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         |_|
  10
-------- -----------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     11.49%
-------- -----------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 163428105
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         HealthCor Offshore, Ltd.

   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------- -----------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
   2                                                                    (b) |X|
-------- -----------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
   4
-------- -----------------------------------------------------------------------
                               SOLE VOTING POWER

      NUMBER OF           5    0
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY              SHARED VOTING POWER
       OWNED BY
         EACH             6    1,499,875
      REPORTING         ------ -------------------------------------------------
        PERSON                 SOLE DISPOSITIVE POWER
         WITH
                          7    0
                        ------ -------------------------------------------------
                               SHARED DISPOSITIVE POWER

                          8    1,499,875
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     1,499,875
-------- -----------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         |_|
  10
-------- -----------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     7.47%
-------- -----------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

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CUSIP NO. 163428105
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         Arthur Cohen

   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
   2                                                                    (b) |X|
-------- -----------------------------------------------------------------------
         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
   4
--------------------------------------------------------------------------------
                               SOLE VOTING POWER

                          5    0
      NUMBER OF         ------ -------------------------------------------------
        SHARES                 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY           6    2,307,500
         EACH           ------ -------------------------------------------------
      REPORTING                SOLE DISPOSITIVE POWER
        PERSON
         WITH             7    0
                        ------ -------------------------------------------------
                               SHARED DISPOSITIVE POWER

                          8    2,307,500
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     2,307,500
-------- -----------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         |_|
  10
-------- -----------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     11.49%
-------- -----------------------------------------------------------------------
         TYPE OF REPORTING PERSON*

  12     IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 163428105
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         Joseph Healey

   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
   2                                                                    (b) |X|
-------- -----------------------------------------------------------------------
         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
   4
-------- -----------------------------------------------------------------------
                               SOLE VOTING POWER

                          5    0
      NUMBER OF         ------ -------------------------------------------------
        SHARES                 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY           6    2,307,500
         EACH           ------ -------------------------------------------------
      REPORTING                SOLE DISPOSITIVE POWER
        PERSON
         WITH             7    0
                        ------ -------------------------------------------------
                               SHARED DISPOSITIVE POWER

                          8    2,307,500
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     2,307,500
-------- -----------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         |_|
  10
-------- -----------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     11.49%
-------- -----------------------------------------------------------------------
         TYPE OF REPORTING PERSON*

  12     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer: Chelsea Therapeutics International, Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                        13950 Ballantyne Corporate Place, Suite 325
                        Charlotte, North Carolina 28277

Item 2(a, b, c).  Name of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  (i)   HealthCor Management, L.P., a Delaware limited
                        partnership; Carnegie Hall Tower, 152 West 57th Street,
                        47th Floor, New York, New York 10019;
                  (ii)  HealthCor Offshore, Ltd., a Cayman Islands corporation,
                        Carnegie Hall Tower, 152 West 57th Street, 47th Floor,
                        New York, New York 10019;
                  (iii) Joseph Healey; Carnegie Hall Tower, 152 West 57th
                        Street, 47th Floor, New York, New York 10019; and
                  (iv)  Arthur Cohen, 12 South Main Street, #203 Norwalk, CT
                        06854. Both Mr. Healey and Mr. Cohen are United States
                        citizens.

Item 2(d).        Title of Class of Securities:  common stock, par value $0.0001 per share (the "Common Stock")

Item 2(e).        CUSIP Number: 163428105

Item 3.           Not Applicable.

Item 4.           Ownership.

            HealthCor Management, L.P. is the investment manager to certain accounts, including HealthCor Offshore, Ltd., which hold the Common Stock reported herein and by virtue of such status may be deemed to be the beneficial owner of 2,307,500 shares of Common Stock of the Issuer consisting of 1,775,000 shares of Common Stock and warrants to purchase 532,500 shares of Common Stock.
Arthur Cohen and Joseph Healey, the Managers of HealthCor Associates, LLC, the
general partner of HealthCor Management, L.P., have voting and investment power with respect to the Common Stock reported herein, and therefore may be deemed to be the beneficial owner of such Common Stock.

            1. HealthCor Management, L.P.
                  (a)   Amount beneficially owned: 2,307,500 shares.
                  (b)   Percent of class: 11.49%. The percentage of Common Stock
                        reported as beneficially owned is based upon 12,383,177
                        shares outstanding as reported by the Issuer on its
                        Quarterly Report on Form 10-Q filed on November 14,
                        2005, for the quarter ended September 30, 2005 and an
                        additional 7,166,666 shares of Common Stock reported as
                        having been issued by the Issuer on its Form 8-K filed
                        on February 17, 2006 for a total of 19,549,843 shares of
                        Common Stock outstanding.

                  (c)   Number of shares as to which such person has:
                        (i)    Sole power to vote or to direct the vote: 0
                        (ii)   Shared power to vote or to direct the vote:
                               2,307,500 shares.
                        (iii)  Sole power to dispose or to direct the
                               disposition of: 0
                        (iv)   Shared power to dispose or to direct the
                               disposition of: 2,307,500 shares.

            2. HealthCor Offshore, Ltd.
                  (a)   Amount beneficially owned: 1,499,875 shares.
                  (b)   Percent of class: 7.47% (determined as set forth in
                        paragraph 1(b) of this Item 4)
                  (c)   Number of shares as to which such person has:
                        (i)    Sole power to vote or to direct the vote: 0
                        (ii)   Shared power to vote or to direct the vote:
                               1,499,875 shares.
                        (iii)  Sole power to dispose or to direct the
                               disposition of: 0
                        (iv)   Shared power to dispose or to direct the
                               disposition of: 1,499,875 shares.

            3. Joseph Healey
                  (a)   Amount beneficially owned: 2,307,500 shares.
                  (b)   Percent of class: 11.49% (determined as set forth in
                        paragraph 1(b) of this Item 4)
                  (c)   Number of shares as to which such person has:
                        (i)    Sole power to vote or to direct the vote: 0
                        (ii)   Shared power to vote or to direct the vote:
                               2,307,500 shares.
                        (iii)  Sole power to dispose or to direct the
                               disposition of: 0
                        (v)    Shared power to dispose or to direct the
                               disposition of: 2,307,500 shares.

            4. Arthur Cohen
                  (a)   Amount beneficially owned: 2,307,500 shares.
                  (b)   Percent of class: 11.49% (determined as set forth in
                        paragraph 1(b) of this Item 4)
                  (c)   Number of shares as to which such person has:
                        (i)    Sole power to vote or to direct the vote: 0
                        (ii)   Shared power to vote or to direct the vote:
                               2,307,500 shares.
                        (iii)  Sole power to dispose or to direct the
                               disposition of: 0
                        (iv)   Shared power to dispose or to direct the
                               disposition of: 2,307,500 shares.

Item 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The Common Stock reported herein is held by certain accounts managed by HealthCor Management, L.P. in a fiduciary or representative capacity. Accordingly, persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities; other than
            HealthCor Offshore, Ltd., no such person has an interest that relates to more than five percent of the class.

Item 7.     Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on By the Parent Holding
            Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 22, 2006

                           HEALTHCOR MANAGEMENT, L.P.

                           By:      HealthCor Associates, LLC, general
                                    partner of HealthCor Management, L.P.

                                    By: /s/ Arthur Cohen_____________
                                    Name: Arthur Cohen
                                    Title: Manager

                                    By: /s/ Joseph Healey_____________
                                    Name: Joseph Healey
                                    Title: Manager

                           HEALTHCOR OFFSHORE, LTD.

                           By:      HealthCor Management, L.P.

                                    By:      HealthCor   Associates,   LLC,
                                             general  partner  of  HealthCor
                                             Management, L.P.

                                             By: /s/ Arthur Cohen_____________
                                             Name: Arthur Cohen
                                             Title: Manager

                                             By: /s/ Joseph Healey_____________
                                             Name: Joseph Healey
                                             Title: Manager

                           /s/ Joseph Healey_____________
                           JOSEPH HEALEY, Individually

                           /s/ Arthur Cohen_____________
                           ARTHUR COHEN, Individually

                                    EXHIBIT 1

              JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 22, 2006

                           HEALTHCOR MANAGEMENT, L.P.

                           By:      HealthCor Associates, LLC, general
                                    partner of HealthCor Management, L.P.

                                    By: /s/ Arthur Cohen_____________
                                    Name: Arthur Cohen
                                    Title: Manager

                                    By: /s/ Joseph Healey_____________
                                    Name: Joseph Healey
                                    Title: Manager

                            HEALTHCOR OFFSHORE, LTD.

                            By:      HealthCor Management, L.P.

                                     By:      HealthCor Associates, LLC,
                                              general partner of HealthCor
                                              Management, L.P.

                                              By: /s/ Arthur Cohen_____________
                                              Name: Arthur Cohen
                                              Title: Manager

                                              By: /s/ Joseph Healey_____________
                                              Name: Joseph Healey
                                              Title: Manager

                            /s/ Joseph Healey_____________
                            JOSEPH HEALEY, Individually

                            /s/ Arthur Cohen_____________
                            ARTHUR COHEN, Individually